LEGALITY OF SECURITIES OPINION

April 5, 2022

Board of Trustees
Vanguard Valley Forge Funds Post Office Box 2600 Mailstop V26
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Valley Forge Funds, a Delaware statutory trust (the “Vanguard Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Agreement”) by and between the Vanguard Trust, on behalf of its series Vanguard Baillie Gifford Global Positive Impact Stock Fund (“Acquiring Fund”) and Baillie Gifford Funds, a Massachusetts business trust (the “Baillie Gifford Trust”), on behalf of its series Baillie Gifford Positive Change Equities Fund (“Acquired Fund”). While acting in this capacity, I have acquired a general familiarity with the Vanguard Trust’s business operations, practices, and procedures.

The Agreement provides for the reorganization of the Acquired Fund with and into the Acquiring Fund (the “Reorganization”). Pursuant to the Agreement, the Reorganization will consist of (i) the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund in exchange solely for the assumption by the Acquiring Fund of the liabilities of the Acquired Fund and units of a class of beneficial interest (the “Shares”) of the Acquiring Fund (the “Acquiring Fund Shares”) of equal value to the net assets of the Acquired Fund; (ii) the distribution, on or after the Closing Date, as defined in the Agreement, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided in the Agreement; and (iii) the termination of the Acquired Fund, all upon the terms and conditions set forth in the Agreement.

The net asset value per share of the Acquiring Fund Shares issued in connection with the Reorganization shall be the net asset value per share of the class of the Acquired Fund having attributes most consistent with the Acquiring Fund share class, as determined by the Acquiring Fund (the “Primary Share Class”). The number of shares of the Acquiring Fund issued in exchange for the Acquired Fund’s Primary Share Class shall equal the number of shares of the Primary Share Class of the Acquired Fund. The number of Acquiring Fund shares issued with respect to the Acquired Fund’s other share class that is not the Primary Share Class, shall equal the quotient of the net asset value of such class divided by the net asset value per share of the Primary Share Class, all as of the Valuation Date, as defined in the Agreement.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Vanguard Trust and Baillie Gifford Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Acquiring Fund Shares to be issued to shareholders of the Acquired Fund pursuant to the Agreement, as described above, will have been filed by the Vanguard Trust with the Securities and Exchange Commission and will have become effective before the Reorganization occurs.

Based on the foregoing, I am of the opinion that the Acquiring Fund Shares are duly authorized and, when issued by the Vanguard Trust to the Acquired Fund in its Reorganization and subsequently distributed to the shareholders of the Acquired Fund in accordance with the terms and conditions of the Agreement, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement relating to the Reorganization.

Very truly yours,

Laura J. Merianos
Principal
Office of General Counsel